UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Yvan-Claude Pierre, Esq.

Marianne C. Sarrazin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

Telephone: (212) 521-5400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

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SCHEDULE 13D

CUSIP No. 81684M 104
1	NAMES OF REPORTING PERSONS Eric Semler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 568,221 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 568,221 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,221 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%*
14	TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 4,708,017 shares of the Issuer’s (as defined below) common stock outstanding as of February 26, 2014 upon closing of the Issuer’s initial public offering (“IPO”) on such date, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b) on February 21, 2014.

CUSIP No. 81684M 104	Page 3 of 5

Item 1.	Security and Issuer

The equity securities covered by this Schedule 13D are shares of common stock, $0.001 par value, of Semler Scientific, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2330 NW Everett St., Portland, OR 97210.

Item 2.	Identity and Background

This statement is filed by Eric Semler, a U.S. citizen (the “Reporting Person”). The Reporting Person’s business address is TCS Capital Management LLC, 888 Seventh Avenue, Suite 1504, New York, NY 10019, and his present principal occupation is serving as General Partner of TCS Capital Management LLC.

The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4.      Purpose of Transaction.

The Reporting Person acquired an aggregate of 142,857 shares of the Issuer’s common stock upon the closing of the Issuer’s IPO on the same terms and for the same price as other investors in the Issuer’s IPO. Such shares were acquired at the IPO price of $7.00 per share using personal funds (approximately $999,999). Such shares exceed 2% of the Issuer’s outstanding common stock after closing of the IPO.

The Reporting Person consummated the transaction described herein in order to acquire an interest in the Issuer for investment purposes. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Person may purchase additional equity or other securities of the Issuer or dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, or in any combination of the foregoing, subject to relevant applicable securities laws and regulations.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

The Reporting Person is the beneficial owner of an aggregate of 568,221 shares of the Issuer’s common stock (approximately 12.1% based on 4,708,017 shares issued and outstanding upon closing of the Issuer’s IPO on February 26, 2014). The Reporting Person has sole voting and investment control over such shares. Such beneficial ownership includes: (i) 142,857 shares of the Issuer’s common stock acquired in the Issuer’s IPO as described in Item 4, (ii) 298,668 shares of the Issuer’s common stock received in connection with the closing of the Issuer’s IPO upon automatic conversion of an aggregate of 173,668 shares of the Issuer’s Series A convertible preferred stock and 125,000 shares of the Issuer’s Series A-1 convertible preferred stock, (iii) 86,696 shares of the Issuer’s common stock received in connection with the closing of the Issuer’s IPO upon cashless exercise of warrants to acquire an aggregate of 130,251 shares of the Issuer’s Series A convertible preferred stock and 93,750 shares of the Issuer’s Series A-1 convertible preferred stock in accordance with their terms, and (iv) 40,000 shares of the Issuer’s common stock held prior to the Issuer’s IPO.

Other than in connection with the acquisition of the shares of the Issuer’s common stock in the Issuer’s IPO described in Items 4 and 5 of this Schedule 13D, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Schedule 13D.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As a shareholder of the Issuer prior to its IPO, the Reporting Person is party to the following agreements:

CUSIP No. 81684M 104	Page 4 of 5

Investor Rights Agreement

In June 2012, all the holders of the Issuer’s then outstanding common stock and convertible preferred stock, including the Reporting Person, entered into an Investor Rights Agreement. This agreement currently provides for certain rights relating to the registration of the holders’ shares of common stock, which rights will terminate five years following the completion of the IPO, or for any particular holder with registration rights, at such time following the IPO when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended during any ninety (90) day period.

Other than as described above, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between Reporting Person and any other person with respect to the securities beneficially owned by the Reporting Person.

Item 7.      Materials to be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2014

ERIC SEMLER

/s/ Eric Semler